UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934

STERLITE GOLD LTD.
(Name of Subject Company)

Yukon Territory, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

TWIN STAR INTERNATIONAL LIMITED
(Bidder)

Common Shares, without par value
(Title of Class of Securities)

859735102
(CUSIP Number of Class of Securities)

Deepak Kumar
16 Berkeley Street
London, UK W1J 8DZ
+44 (0) 20 7499 5900
(Name, address (including zip code) and telephone number (including area code)
of person(s) authorized to receive notices and communications on behalf of Bidder)

Copies to:

John Kolada Blake, Cassels & Graydon LLP Commerce Court West Suite 2800 199 Bay Street Toronto, Ontario, Canada M5L 1A9 (416) 863-4171	Kevin M. Barry Bingham McCutchen LLP 150 Federal Street Boston, MA U.S.A. 02110 (617) 951-8000

August 25, 2006, as supplemented by the Notice to United States Shareholders dated November [•], 2006
(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE (1)

Transaction Value	Amount of Filing Fee

$1,998,908	$214

(1)   In accordance with Rule 0-11 of the Securities Exchange Act of 1934, the registration fee has been calculated based upon the information regarding the number of United States holders of common shares (“Common Shares”) of Sterlite Gold Ltd. (“Sterlite Gold”) available to Twin Star International Limited. The registration fee has been calculated on the basis of the market value of the estimated number of Common Shares held by United States holders, which is U.S. $1,998,908. The market value of each such Sterlite Gold Share was calculated as U.S. $0.21 based upon the last reported sale for the Common Shares on the over-the-counter securities market operated by Pink Sheets LLC on November 20, 2006 (within five business days prior to the date of filing this schedule).

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Registration No.:

Filing Party:

Form:

Date Filed:

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Document

Offer to Purchase and Circular dated August 25, 2006, together with the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery sent therewith.(1)

Notice of Extension dated October 2, 2006.(2)

Notice of Extension dated November 1, 2006.(3)

Item 2.    Informational Legends

See Notice to United States Shareholders dated November [•], 2006.(4)

(1)  See Exhibit 1.1.

(2)  See Exhibit 1.2.

(3)  See Exhibit 1.4.

(4)  See Exhibit 1.3.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following are filed by Twin Star International Limited (the “Company”) as exhibits to this Schedule 14D-1F:

1.1	Offer to Purchase and Circular dated August 25, 2006, together with the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery sent therewith.
1.2	Notice of Extension dated October 2, 2006.
1.3	Notice to United States Shareholders dated November [•], 2006, together with the Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery sent therewith.
1.4	Notice of Extension dated November 1, 2006.
2.1	Support Agreement dated June 12, 2006 between Vedanta Resources plc and Sterlite Gold Ltd.
3.2	Report under Section 189.1.3 of the Regulations to the Securities Act (Quebec) dated August 25, 2006.
3.3	Press Release of Vedanta Resources plc dated August 25, 2006 announcing mailing of the offering documents in Canada.
3.4	Early Warning Report dated August 25, 2006.
3.5	Press Release of Vedanta Resources plc dated October 2, 2006 announcing the initial take up and extension of the offer.
3.6	Early Warning Report dated October 3, 2006.
3.7	Formal Valuation of the Issued and Outstanding Common Shares of Sterlite Gold as at March 10, 2006 updated to May 8, 2006 for Subsequent Event Only.
3.8	Press Release of Vedanta Resources plc dated November 1, 2006 announcing extension of the offer.
3.9	Early Warning Report dated November 2, 2006.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.    Undertakings

(a)     The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the United States Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)     The Company undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c)     The Company undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

2.    Consent to Service of Process

(a)     At the time of filing this Schedule the Company has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)     Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

By signing this Schedule, the Company consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing of this Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TWIN STAR INTERNATIONAL LIMITED

By: /s/ H.N. Maskara
Name: H.N. Maskara
Title: Director
Date: November 21, 2006